Contact

www.linkedin.com/in/anthea-
tatum-10442224 (LinkedIn)

Anthea Tatum

Owner at AD Bookkeeping

Inglewood, California, United States

Experience

AD Bookkeeping
Owner
January 2005 - Present (19 years 3 months)

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